DLA Piper US LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Douglas J. Rein
doug.rein@dlapiper.com
T 858.677.1443
F 858.677.1401

VIA EDGAR AND COURIER	December 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chardan South China Acquisition Corporation
China Energy Technology Limited
Registration Statement on Form S-4
File No. 333-142894 and 333-142894-01

Ladies and Gentleman:

On behalf of Chardan South China Acquisition Corporation (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 4 to the Company’s Registration Statement on Form S-4 (No. 333-142894) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. Pamela Long and Ms. Melinda Hooker contain a copy of this letter and two copies of Amendment No. 4 to the Registration Statement (one of which is marked to show changes from Amendment No. 3 to the Registration Statement, as filed with the Commission on November 9, 2007).

We thank the staff of the Commission (the “Staff”) for its prompt review of the Registration Statement and the detailed comments provided in the Staff’s letter dated November 26, 2007 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 4 to the Registration Statement.

General

1.
Please file a marked copy of the registration statement that shows changes since Amendment No. 2. Please note the requirements of Rule 472(a) that changes effected in an amendment must be marked to clearly and precisely.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
December 12, 2007
Page Two

RESPONSE: On November 30, we filed a marked copy of the registration statement showing the changes between Amendment 3 and Amendment 2. We have provided an additional copy showing the changes between Amendment 4 and Amendment 3 with this letter.

2.	Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

RESPONSE: The Company has included updated financial statements and related disclosures.

3.	We note that you have not yet filed an opinion of counsel regarding the legality of the securities. Please note that we will review the opinion when it is filed and may have comments.

RESPONSE: The Company has filed the opinion of counsel.

Head Dragon Holdings Financial Statements for the Period Ended June 30, 2007

Note 16 - Segmented Information, page FII-37

4.
We note your response to our prior comment 16. We remind you that all segmental information within your registration statement must be presented using your most recent reportable segment structure. Refer to Section 2.L.4. of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corp/fin/cfacctdisclosureissues.pdf. Based on the information currently disclosed in your footnote, it is unclear to us that the assets, liabilities, income and expense you have assigned your Holding Company segment did not exist prior to April 1, 2007. To help us better understand this matter, please explain to us in detail the assets, liabilities, income and expenses you have assigned to your Holding Company segment, and explain to us why you believe these items did not exist in prior periods. We remind you that if these assets, liabilities, income and expenses existed in prior periods but were allocated to other segments, you should restate your segmental information throughout your filing as though your current reportable segment structure had been in effect for all periods presented. Alternatively, if the assets, liabilities, income and expenses assigned to your Holding Company segment did not exist prior to April 1, 2007, such that your restated segmental information would reflect zero balances for the Holding Company segment in all prior periods, we will not object to your current disclosures.

Chardan South China Acquisition Corporation
China Energy Technology, Limited
December 12, 2007
Page Three

RESPONSE: During the quarter ended September 30, 2006, the sole shareholder of Head Dragon Holdings Limited exchanged ownership in two operating subsidiaries for shares and an interest free note as described in Note 4 to the audited financial statements for the year ended December 31, 2006. Upon consolidation the investment in the subsidiaries (the only asset of Head Dragon Holdings Limited until the second quarter of 2007) is eliminated. As mentioned in Note 4, accretion resulted in a finance cost on the Statement of Operations of $204,601, which is related to the Head office. Note 16 of the September 30, 2007 and December 31, 2006 financial statements included in the filing reflects these facts.

Exhibit 8.1

5.
This opinion refers to APower LTD as the British Virgin Island company that will issue shares in the reincorporation merger and the exchange offer. However, the issuer of the shares, according to the registration statement, is China Energy Technology Limited. Please reconcile.

RESPONSE: The opinion has been revised to refer to CETL.

6.
Please revise the description of the issuance of the warrants and units to clarify that CETL will issue one warrant for each outstanding warrant of CSCAC and one unit for each outstanding unit of CSCAC, consistent with the prospectus disclosure. The reference to "the same terms as the equivalent securities had been issued by CSCAC" appears to refer to the terms of the original issuance of these securities, not the terms upon which they will be issued in the redomestication merger.

RESPONSE: The opinion has been revised.

7.
Your opinion appears to cover the tax consequences of the exchange offer, as you refer to the discussion in the prospectus under "Exchange Offer." Please briefly state the terms of the exchange offer, as you have done for the redomestication merger.

RESPONSE: The opinion has been revised.

8.
As you are filing a short form opinion, counsel must state, both in the opinion letter and in the prospectus, that the discussions in the tax section of the prospectus constitute counsel's opinion. It is not acceptable for counsel to opine on the quality of the disclosure (i.e., that it sets for the material tax considerations).

Chardan South China Acquisition Corporation
China Energy Technology, Limited
December 12, 2007
Page Four

RESPONSE: The opinion has been revised.

9.
It is acceptable to limit the purpose for which the opinion may be used, but not the persons entitled to rely on it. Therefore, in the penultimate sentence of the opinion letter, please remove the phrase "only for the benefit of CSCAC and its stockholders", and in the last sentence, please remove the phrase "or by any other person or entity."

RESPONSE: The opinion has been revised.

We believe that this response addresses the comments raised by the Staff. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Very truly yours,

DLA PIPER US LLP

Douglas J. Rein